Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $47.9 MILLION, $0.22 PER SHARE, AND CASH FLOW FROM OPERATING ACTIVITIES OF $132.9 MILLION FOR Q3 FISCAL 2026

Trading Symbol:  TSX/NYSE AMERICAN: SVM

VANCOUVER, BC, Feb. 9, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended December 31, 2025 ("Q3 Fiscal 2026"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q3 Fiscal 2026

•	Steady Silver Equivalent Production: Produced approximately 1.9 million ounces of silver, 2,096 ounces of gold, or approximately 2.0 million ounces of silver equivalent[1] (silver and gold only);
•	Record Quarterly Revenue: Sold approximately 1.9 million ounces of silver, 2,250 ounces of gold, 16.4 million pounds of lead, and 7.0 million pounds of zinc, for revenue of $126.1 million, an increase of 51% over the three months ended December 31, 2024 ("Q3 Fiscal 2025");
•	Realized silver selling price: $49.0 per ounce after smelter deduction, with silver representing 72% of the quarterly revenue;
•	Cash cost per ounce of silver (net of by-product credits)[1]: negative $3.02, significant improvement from negative $1.88 in Q3 Fiscal 2025;
•	All-in sustaining cost per ounce of silver ("AISC")[1] (net of by-product credits): $12.86, remaining flat with $12.75 in Q3 Fiscal 2025;
•	Adjusted net income[1] attributable to equity shareholders: $47.9 million, or $0.22 per share, after excluding non-cash or one-time items, compared to $22.0 million or $0.10 per share in Q3 Fiscal 2025;
•	Adjusted earnings before interest, income tax, depreciation and amortization ("EBITDA")[1]: $66.7 million, or $0.30 per share, compared to $40.1 million or $0.18 per share in Q3 Fiscal 2025;
•	Net loss attributable to equity shareholders: $15.8 million, or $0.07 per share, mainly due to a $60.2 million non-cash charge on "mark-to-market" of the fair value of convertible notes;
•	Record cash flow from operating activities: $132.9 million, up $88.1 million, compared to $44.8 million in Q3 Fiscal 2025, including the $43.9 million draw-down from Wheaton Precious Metals in October 2025;
•	Record free cash flow[1]: $89.6 million, up $69.0 million, compared to $20.5 million in Q3 Fiscal 2025; and
•	Cash position: Ended the period with cash and cash equivalents and short-term investments of $462.8 million, an increase of $80.6 million from the previous quarter, and a portfolio of equity investments with a total market value of $233.2 million, an increase of $53.0 million from the previous quarter.
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1	Non-GAAP measures, please refer to MD&A section 12 for reconciliation.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS

	Three months ended December 31,			Nine months ended December 31,
	2025	2024	Changes	2025	2024	Changes
Financial Results (in thousands of $, except per share)
Revenue	$ 126,112	$ 83,614	51%	$ 290,776	$ 223,782	30%
Mine operating earnings	77,068	29,230	164%	153,749	97,405	58%
Net income (loss)*	(15,832)	26,130	(161) %	(9,222)	65,775	(114) %
Per share - basic	(0.07)	0.12	(160) %	(0.04)	0.33	(113) %
Adjusted earnings*	47,931	21,963	118%	91,531	60,342	52%
Per share - basic	0.22	0.10	115%	0.42	0.30	38%
EBITDA*	5,984	43,760	(86) %	45,321	107,236	(58) %
Per share	0.03	0.20	(86) %	0.21	0.54	(61) %
Adjusted EBITDA*	66,735	40,122	66%	140,024	102,447	37%
Per share	0.30	0.18	64%	0.64	0.51	25%
Cash flow from operating activities	132,943	44,847	196%	220,404	107,930	104%
Sustaining capital expenditures	13,727	14,152	(3) %	36,516	34,580	6%
Growth capital expenditures	29,648	10,173	191%	60,436	28,696	111%
Free cash flow	89,568	20,522	336%	123,452	44,654	176%
Basic weighted average shares outstanding	218,585,686	217,475,279	1%	218,290,025	199,608,181	9%
Metals sold
Silver (million ounces)	1.9	2.0	(4) %	5.4	5.3	- %
Gold (ounces)	2,250	1,875	20%	6,234	4,112	52%
Lead (million pounds)	16.4	17.1	(4) %	46.4	46.0	1%
Zinc (million pounds)	7.0	6.6	6%	17.9	19.0	(6) %
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	48.97	27.20	80%	37.66	26.70	41%
Gold ($/ounce)	3,666	2,322	58%	3,197	2,198	45%
Lead ($/pound)	0.98	0.94	4%	0.95	0.98	(3) %
Zinc ($/pound)	1.08	1.22	(11) %	1.01	1.12	(10) %
Cost Data per ounce of silver, net of by-product credits ($)
Cash cost	(3.02)	(1.88)	(61) %	(0.68)	(1.46)	53%
All-in sustaining cost	12.86	12.75	1%	13.41	11.46	17%
Financial Position (in thousands of $) as at	December 31, 2025	September 30, 2025		December 31, 2025	March 31, 2025
Cash and cash equivalents and short-term investments	$ 462,840	$ 382,254	21%	462,840	369,056	25%
Working capital	94,573	311,882	(70) %	94,573	310,359	(70) %
*Attributable to equity holders

INDIVIDUAL MINE OPERATING PERFORMANCE

The Ying Mining District delivered a strong Q3 Fiscal 2026, with record ore mined of 365,370 tonnes, up 23% over Q3 Fiscal 2025, driven by increased use of shrinkage mining relative to cut-and-fill re-suing. Mill throughput was 328,425 tonnes, up 18% over Q3 Fiscal 2025.

Production was approximately 1.7 million ounces of silver, 2,096 ounces of gold, or 1.9 million ounces of silver equivalent, 14.7 million pounds of lead, and 1.9 million pounds of zinc, representing an increase of 2% in gold and decreases of 2%, 4%, 4%, and 16% in silver, silver equivalent, lead and zinc, respectively, over Q3 Fiscal 2025. Lower production was due to lower head grades, as a result of the XRT sorter undergoing maintenance in October 2025 and higher dilution associated with shrinkage mining.

Cash cost per tonne of ore was $75.80 in Q3 Fiscal 2026, down 11% from Q3 Fiscal 2025 and below the Fiscal 2026 guidance range of $86.8-$88.4. The improvement reflects ongoing mine mechanization and greater use of cost-efficient shrinkage mining, boosting mine and mill productivity. On a per ounce of silver, net of by-product credits basis, cash cost was negative $1.22, compared with negative $0.30 in Q3 Fiscal 2025, driven by these factors and a $3.5 million increase in by-product credits.

AISC per tonne of ore improved 11% in Q3 Fiscal 2026, to $134.06, remaining below the Fiscal 2026 guidance range of $157.8-$160.5. On a per ounce of silver, net of by-product credits basis, AISC was $11.32, supporting robust margins amid higher silver prices.

The mines in the Ying Mining District are expected to be closed for three weeks during the Chinese New Year period in February, but the process plant will continue to operate during the holiday to process the 61,105 tonnes stockpiled at the end of this quarter together with ore stockpiled in January 2026.

Ying Mining District	Three months ended					Nine months ended December 31,
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	2025	2024
Ore processed (tonnes)
Silver-lead ore	299,217	235,168	252,958	265,199	255,783	787,343	661,972
Gold ore	29,208	29,834	30,397	39,025	21,912	89,439	47,463
	328,425	265,002	283,355	304,224	277,695	876,782	709,435
Average head grades for silver-lead ore
Silver (grams/tonne)	190	207	217	189	226	204	239
Lead (%)	2.3	2.6	2.8	2.9	2.9	2.6	3.0
Zinc (%)	0.4	0.4	0.5	0.5	0.6	0.5	0.6
Average head grades for gold-ore
Gold (grams/tonne)	1.2	1.4	1.5	1.4	2.1	1.3	1.9
Silver (grams/tonne)	57	81	51	62	67	63	80
Lead (%)	1.1	0.9	0.8	0.7	0.7	0.9	1.0
Recovery rates
Silver (%)	95.3	94.8	94.6	94.2	94.7	95.5	94.8
Gold (%)**	92.8	94.2	93.4	91.7	94.6	93.5	93.6
Lead (%)	93.6	93.5	94.1	92.3	94.0	93.8	94.1
Zinc (%)	63.0	65.8	64.3	67.3	68.9	64.2	70.6
Cash Costs
Cash cost ($/tonne)	75.80	82.89	83.08	84.90	84.92	80.18	89.21
AISC ($/tonne)	134.06	139.22	129.83	120.62	150.87	134.13	146.58
Cash cost, net of by-product credits ($/ounce of silver)	(1.22)	0.97	1.26	3.05	(0.30)	0.30	(0.14)
AISC, net of by-product credits ($/ounce of silver)	11.32	11.75	10.10	11.35	11.05	11.04	9.16
Metal Production
Silver (million ounces)	1.7	1.5	1.7	1.6	1.8	5.0	4.9
Gold (ounces)	2,096	2,085	2,050	3,110	2,056	6,231	4,385
Silver equivalent (million ounces)	1.9	1.7	1.9	1.9	2.0	5.5	5.2
Lead (million pounds)	14.7	12.9	14.6	15.6	15.2	42.2	41.3
Zinc (million pounds)	1.9	1.4	1.8	2.0	2.3	5.2	6.5
**Gold recovery only refers to the recovery rate for gold ore processed.

The GC Mine produced approximately 0.1 million ounces of silver, 1.7 million pounds of lead, and 5.1 million pounds of zinc in Q3 Fiscal 2026, representing an increase of 15% in zinc and decreases of 28% in silver and 6% in lead over Q3 Fiscal 2025, primarily due to head grades. The GC mine is expected to process approximately 50,000 tonnes of ore in Q4 Fiscal 2026.

Cash cost per tonne of $53.37 and AISC per tonne of $68.53 were below the Fiscal 2026 Guidance, and improved 1% and 9%, respectively, from Q3 Fiscal 2025, due to higher ore production and lower sustaining capital expenditures.

On a per ounce of silver, net of by-product credits basis, cash cost and AISC were negative $29.05 and negative $15.66, respectively, compared to negative $19.14 and negative $6.13 in Q3 Fiscal 2025. The improvement primarily reflects a $0.7 million increase in by-product credits.

GC Mine	Three months ended					Nine months ended December 31,
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	2025	2024
Ore Production (tonne)	87,095	76,249	74,869	41,760	84,115	238,212	257,276
Head grades
Silver (grams/tonne)	52	64	69	61	77	61	67
Lead (%)	1.0	0.9	0.8	0.9	1.1	0.9	0.9
Zinc (%)	2.9	2.8	2.3	2.9	2.7	2.7	2.5
Recovery rates
Silver (%)	85.9	85.8	85.3	83.7	82.8	85.6	83.0
Lead (%)	89.1	89.0	90.1	87.4	90.3	89.4	89.6
Zinc (%)	92.7	91.1	90.0	90.3	90.3	91.4	90.3
Cash Costs
Cash cost ($/tonne)	53.37	58.20	62.53	77.46	53.69	57.79	51.40
AISC ($/tonne)	68.53	82.63	99.93	117.83	75.55	82.91	77.85
Cash cost, net of by-product credits ($/ounce of silver)	(29.05)	(11.44)	(0.80)	(8.53)	(19.14)	(13.21)	(15.77)
AISC, net of by-product credits ($/ounce of silver)	(15.66)	4.71	20.02	15.05	(6.13)	3.72	1.07
Metal Production
Silver (million ounces)	0.1	0.1	0.1	0.1	0.2	0.4	0.5
Lead (million pounds)	1.7	1.3	1.1	0.7	1.9	4.2	4.6
Zinc (million pounds)	5.1	4.2	3.4	2.4	4.4	12.7	12.4

CAPITAL EXPENDITURES AND DEVELOPMENT FOR GROWTH
Total capital expenditures in Q3 Fiscal 2026 were $44.3 million, up 75% compared to $25.3 million in Q3 Fiscal 2025, mainly due to on-going construction at the El Domo project and the Kuanping Mine.

For the Ying Mining District, capitalized expenditures for underground ramps, tunnels and drilling amounted to $17.7 million, plus $4.0 million for plant and equipment, compared to $20.1 million for underground tunnels and $7.0 million for plant and equipment in Q3 Fiscal 2025.

For the GC Mine, capitalized expenditures amounted to $1.8 million, flat compared to $1.8 million in Q3 Fiscal 2025.

Capital expenditures for El Domo totaled $18.0 million, compared to $1.8 million in Q3 Fiscal 2025. Mine development activities focused on infrastructure construction such as internal roads, waste dump, process plant site preparation, starter dam for tailing storage facility ("TSF"), camp, and other site preparations.

Capital expenditures for Kuanping totalled $2.4 million, compared to $0.2 million in Q3 Fiscal 2025. Mine construction focused on ramp development for access to ore bodies and mining/ exploration tunneling. It is expected to start producing initial amounts of ores in June 2026, which will be shipped to Ying's process plant for recovery of metals.

	Capitalized expenditures						Plant and equipment	Total Capital expenditures	Expensed
	Ramp, Development Tunneling, and other		Exploration Tunneling		Exploration Drilling				Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q3 Fiscal 2026
Ying Mining District	15,533	$ 8,918	19,917	$ 7,424	47,890	$ 1,323	$ 3,972	$ 21,638	15,813	28,717
GC Mine	1,437	681	2,353	856	7,016	154	159	1,849	3,112	5,585
El Domo	-	17,961	-	-	-	-	-	17,959	-	-
Condor	-	495	-	-	-	-	-	495	-	-
Kuanping & other	3,297	1,701	693	194	-	-	484	2,381	-	-
Consolidated	20,267	29,757	22,964	8,474	54,906	1,477	4,614	44,322	18,926	34,302

Q3 Fiscal 2025
Ying Mining District	9,742	$ 6,570	18,947	$ 6,954	15,979	$ 536	$ 7,007	$ 21,067	15,755	39,568
GC Mine	540	340	2,644	992	8,129	173	289	1,794	3,395	2,554
El Domo	-	1,803	-	-	-	-	-	1,803	-	-
Condor	-	273	-	-	-	-	-	273	-	-
Kuanping & other	-	120	-	-	-	-	198	318	-	-
Consolidated	10,282	9,106	21,591	7,946	24,108	709	7,494	25,255	19,150	42,122

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on Tuesday, February 10, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154
China Toll: 861087833254
International/Local Toll: 437-900-0527
Conference ID: 74042

Participants should dial-in 10 - 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited consolidated condensed interim financial statements and related notes contains therein for the three and nine months ended December 31, 2025, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, EBITDA and EBITDA per share, adjusted EBITDA and adjusted EBITDA per share, free cash flow, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash cost and AISC per tonne of ore processed, silver equivalent, and working capital. The tonnage of ore production refers to wet tonne, containing approximately 2% to 3% moisture. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-GAAP) measures have been incorporated by reference and can be found under section 12 - Alternative Performance (Non-GAAP) Measures in the MD&A for the three and nine months ended December 31, 2025 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties; the amount of ore to be processed during the Chinese New Year holiday; estimated El Domo and Kuanping mine construction progress, and timing of development ore from the Kuanping project to be available for processing. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and filed with the U.S. Securities and Exchange Commission as part of the Company's Form 40-F and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of added information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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CNW 19:01e 09-FEB-26